STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

Petro River Oil Corp., organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the Board of Directors of Petro River Oil Corp. adopted a proposed amendment of the Certificate of Incorporation of said corporation to effectuate a reverse stock split, declaring said amendment to be advisable.

The proposed amendment reads as follows:

Article Fourth is hereby amended by striking the first paragraph in its entirety and replacing it with the following:

The total number of shares of stock the Corporation is authorized to issue is 105,000,000 shares, consisting of 5,000,000 shares of preferred stock, par value $0.00001 per share (the “Preferred Stock”), and 100,000,000 shares of common stock, par value $0.00001 per share (the “Common Stock”);

SECOND: That, pursuant to a resolution of its Board of Directors, a special meeting of the stockholders of Petro River Oil Corp. was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of granting the Board of Directors the authority to amend the Certificate of Incorporation to provide for a reverse stock split.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That said amendment will become effective at 6:01 am, Eastern Time, on December 1, 2015.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 24th day of November, 2015.

By:	/s/ Scot Cohen
Name:	Scot Cohen
Title:	Executive Chairman